Exhibit 21

List of Subsidiaries of Haymaker Acquisition Corp. 4

(as of December 31, 2025)

Subsidiary Name	Jurisdiction of Incorporation or Formation
Suncrete, Inc.	DE
Haymaker Merger Sub I, Inc.	DE
Haymaker Merger Sub II, LLC	DE